No Act
P.E. 1-10-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03016641

March 5, 2003

Michael G. Timmers
Kirkland & Ellis
200 East Randolph Drive
Chicago, IL 60601

Act	1934
Section	
Rule	14A-8
Public Availability	3/5/2003

Re: USG Corporation
Incoming letter dated January 10, 2003

Dear Mr. Timmers:

This is in response to your letter dated January 10, 2003 concerning the shareholder proposal submitted to USG by Mark Latham. We also have received a letter from the proponent dated January 23, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mark Latham
268 Bush Street #3934
San Francisco, CA 94104

KIRKLAND & ELLIS
PARTNERSHIPS INCLUDING PROFESSIONAL CORPORATIONS

200 East Randolph Drive
Chicago, Illinois 60601

312 861-2000

Facsimile:
312 861-2200

January 10, 2003

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8: Omission of Stockholder Proposal Submitted by Mark Latham from the 2003 Proxy Statement of USG Corporation

Ladies and Gentlemen:

Attached hereto please find six (6) copies of a letter (including exhibits thereto, the "Notice Letter") providing notice on behalf of USG Corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended, of the Company's intention to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders a proposal and supporting statement submitted by Mr. Mark Latham.

Please acknowledge receipt of this Notice Letter by stamping the enclosed duplicate of this cover letter and the Notice Letter and returning it to the individual making this filing.

Thank you for your assistance.

Sincerely,

Michael G. Timmers

Enclosures

cc: Eric Schaal, USG Corporation
Mark Latham

KIRKLAND & ELLIS
PARTNERSHIPS INCLUDING PROFESSIONAL CORPORATIONS

200 East Randolph Drive
Chicago, Illinois 60601

312 861-2000

Facsimile:
312 861-2200

January 10, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8: Omission of Stockholder Proposal Submitted by Mark Latham from the 2003 Proxy Statement of USG Corporation

Ladies and Gentlemen:

We are writing on behalf of our client, USG Corporation, a Delaware corporation ("USG" or the "Company"), and hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm that it will not recommend action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company excludes a proposal (the "Proposal") submitted by Mark Latham (the "Proponent" or "Mr. Latham") from the Company's proxy materials that will be distributed in connection with the Company's 2003 Annual Meeting of Stockholders (the "Proxy Materials").

Pursuant to Rule 14a-8(j) under the Exchange Act, we are furnishing you with six copies of (1) this letter which outlines the Company's reasons for excluding the Proposal from its Proxy Materials, (2) the Proponent's letter, dated November 17, 2002, setting forth the Proposal, including the attachments thereto, (3) correspondence between the Company and the Proponent dated November 27, 2002 and December 3, 2002, including the attachments thereto, and (4) selected pages available though the website www.corpmon.com and its links (as of January 9, 2003). We also are sending a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from its Proxy Materials. USG plans to file its definitive Proxy Materials with the SEC on or after March 31, 2003. We respectfully request that you advise the Company with respect to the Proposal at your earliest convenience.

The Proposal

The Proposal requests that the Board conduct an annual poll of auditor reputation. The Proposal calls for the Company to include an item in its proxy materials asking its stockholders to rank two or more auditing firms selected by the Board for inclusion in the poll. Additionally, the Proposal states that the tabulated results of the poll would be released to the news media.

The Proposal (including the supporting statement) is similar in certain critical respects to proposals that Mr. Latham has previously submitted to SONICblue Inc. and Fleetwood Enterprises, Inc., which the Staff has already considered. *See* Fleetwood Enterprises, Inc. (April 24, 2002) and SONICblue Inc. (March 23, 2001). USG believes that the Proposal may be omitted from its Proxy Materials based on the following reasons, as more fully discussed below:

1. Rule 14a-8(i)(7) (Management Functions), because the Proposal, to the extent that it is deemed to relate to the Company's business, deals with matters relating to USG's ordinary business operations;

2. Rule 14a-8(i)(5) (Relevance), because the Proposal is not significantly related to the Company's business;

3. Rule 14a-8(i)(3) (Violation of Proxy Rules), because the Proposal is so vague and indefinite as to be materially false and misleading under Rule 14a-9; and

4. Rule 14a-8(i)(3) (Violation of Proxy Rules), because the Proposal refers to a website that incorporates irrelevant information and may be misleading under Rule 14a-9.

Reasons for Omission of the Proposal

1. The Proposal concerns a matter dealing with the Company's ordinary business operations, and, therefore, may be excluded under Rule 14a-8(i)(7).

(a) The Selection and Qualification of an Auditor is Within the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a stockholder proposal may be excluded if it deals with a matter relating to a company's ordinary business operations. The Staff has consistently affirmed that stockholder proposals relating to the qualifications and selection of a company's independent auditors may be excluded as relating to matters reserved for the board of directors and management of a company. *See, e.g.*, Fleetwood; American Financial Group, Inc. (April 4, 2002); Refac (March 27, 2002); SONICblue; Excalibur Technologies Corporation (May 4, 1998); Rentrak Corporation (June 9, 1997); Transamerica Corporation (March 8, 1996); LTV Corporation (December 30, 1996); Occidental Petroleum Corporation (December 28, 1995); LTV Corporation (November 22, 1995); Texaco Inc. (August 23, 1993); Pacific Gas & Electric Company (January 26, 1993); and Monsanto Company (January 17, 1989).

In both Fleetwood and SONICblue, Mr. Latham made precatory proposals requesting that the board of directors have the stockholders select the company's auditor. In each case, the Staff stated that it would not recommend enforcement action if the proposal was omitted from the company proxy materials on the basis that the proposal related to the company's ordinary business operations. To the extent that it is deemed to relate to the Company's business, the current Proposal, like the proposals in Fleetwood and SONICblue, relates to the selection of independent auditors and may be omitted from the Proxy Materials. *See also* LTV Corporation (November 25, 1998) (proposal to require disclosure of certain information regarding the company's auditor's ability to pay claims may be omitted because it relates to the selection of independent auditors; the company no-action request letter discusses prior similar proposals from the same proponent that were excluded for the same reason).

Similarly, in a no-action letter issued to Community Bancshares, Inc. (March 15, 1999), one of the proposals sought to amend the bylaws to require that the independent auditor be a regional or national certified public accounting firm and that the audit committee consist of independent directors. The Staff concluded that the proposal related to ordinary business operations "(i.e., selection and qualification of auditors)." *See also* Occidental Petroleum Corporation (December 11, 1997) (proposal recommending that the company disclose certain information regarding the company's auditor's ability to pay claims may be omitted because it relates to the selection of independent auditors); and Occidental Petroleum Corporation (December 20, 1995) (proposal recommending adoption of a policy that any auditing firm selected by the company provide surety for potential claims may be omitted because it relates to "the determination of criteria for the selection of independent auditors"). To the extent that it is deemed to relate to the Company's business, the Proposal relates to the selection and qualification of auditors and may be omitted from the Proxy Materials.

The current Proposal is distinct from proposals to prohibit a company's auditing firm from providing non-audit services. The Staff explained in The Walt Disney Company (December 18, 2001) that a proposal that the company not engage its auditor to provide non-audit services (the "Non-Audit Services Proposal") could not be omitted in light of the widespread public debate "concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues." The Proposal is clearly distinguishable from the Non-Audit Services Proposal. The Proposal requests that the Board conduct an annual poll of auditor reputation, and publicly release the tabulated results, in an effort to influence boards of directors during their evaluation and selection of independent auditors. In contrast, the Non-Audit Services Proposal did not seek to influence the selection of independent auditor, but rather dealt with the more discrete issue of the impact of non-audit services on auditor independence. This distinction was expressly acknowledged by the United Association S&P 500 Index Fund (the "Fund"), the proponent of the Auditor Independence Proposal, in its November 8, 2001 response letter. In that letter, the Fund stated that "[t]o put it plainly, the Fund's proposal does not seek, nor does it care, who the Company selects to be its independent accountant. All that the Fund's proposal seeks is protection that the independent accountant's objectivity is not compromised by receiving payment for other services of the Company." Thus, the issue presented by the Non-Audit Services Proposal is not presented by the Proposal.

The procedural and managerial aspects of auditor selection further support the view (and, as discussed above, the Staff's consistent position) that the selection of auditors relates to ordinary business operations and is not a proper matter for stockholder proposals. In evaluating, recommending and selecting an auditor, an audit committee and board of directors must consider a number of factors. Such factors include, without limitation, the auditor's experience, industry expertise, breadth and depth of resources (including the quality of individuals engaged in the audit), reliability, costs and responsiveness, as well as the company's particular characteristics and requirements. Consequently, the evaluation and selection of auditors for a particular company is a complex task involving numerous factors with respect to which stockholders are not in a position to make an informed judgment. Accordingly, the Staff's no-action letters have recognized that auditor evaluation and selection is a responsibility that is properly allocated to the company as part of its ordinary business operations.

For all of the above reasons, the Proposal must be omitted under Rule 14a-8(i)(7) as the evaluation and selection of the Company's independent auditors is within the Company's ordinary business operations.

(b) Disclosure Decisions With Respect to Auditor Qualification and Selection Are Within the Company's Ordinary Business Operations.

As noted above, Rule 14a-8(i)(7) allows the Company to omit a stockholder proposal that relates to the ordinary business operations of the Company. The Staff has frequently taken the position that proposals requesting additional disclosure about a particular matter are excludable if the "subject matter" of the proposal relates to a matter of ordinary business operations. *See* Release No. 34-20091 (August 16, 1983); Refac; Johnson Controls, Inc. (October 26, 1999).

The Staff has previously held that proposals relating to disclosure of the qualifications and selection of auditors may be omitted as involving the ordinary business operations of a company. *See, e.g.*, LTV Corporation (November 25, 1998) (proposal to require the company to disclose certain information regarding the company's auditor's ability to pay claims may be omitted because it relates to the selection of independent auditors); and Occidental Petroleum Corporation (December 11, 1997) (proposal recommending that the company disclose certain information regarding the company's auditor's ability to pay claims may be omitted because it relates to the selection of independent auditors). As was the case in LTV and Occidental, the Proposal seeks disclosure that, to the extent that it is deemed to relate to the Company's business, relates to auditor qualification and selection and so may be omitted as a matter relating to the ordinary business operations of the Company.

As detailed above, it is the Company's opinion that all matters contained in the Proposal are within the Company's ordinary business operations. However, even if the Staff were to conclude that only part of the Proposal addresses items or matters that are within the ordinary course of business, such a conclusion would support the omission of the entire Proposal under Rule 14a-8(i)(7). *See, e.g.*, E*Trade Group, Inc. (October 31, 2000); and Associated Estates Realty Corp. (Mar. 23, 2000).

For all of the above reasons, the Proposal should be omitted under Rule 14a-8(i)(7).

2. The Proposal is not significantly related to the Company's business and, therefore, is excludable under Rule 14a-8(i)(5).

Rule 14a-8(i)(5) allows a company to exclude a shareholder proposal if the proposal relates to "operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." USG manufactures, markets and distributes gypsum and related products, interior ceiling products and other building materials. USG is not engaged in the businesses of selling auditing services or opinion polling or media/public relations services with respect to the auditing industry. The Proposal relates to auditor reputations, generally, and seeks to influence auditors and boards of directors, generally; it does not significantly relate to USG's business or operations in particular.

The Proposal requests a vote on auditor "reputation." The Proposal does not appear to seek a poll regarding which auditor would be the most appropriate for USG in particular (which, as discussed above, is a complex matter as to which shareholders are not in a position to make an informed judgment), but rather appears to ask for a vote on reputation generally. The Proposal even cautions that it should not be interpreted to imply that there are accounting biases at USG "in particular." The Proposal calls for the tabulated results of the requested poll to be "released to the news media" and so publicized to the public generally. The Proposal states that it is intended to "encourage auditors to build their reputations for serving shareowner interests" and that "a public ranking of auditor reputation among shareowners would push auditors and boards to give greater weight to shareowner concerns." Thus, the Proposal apparently seeks to influence auditors and boards of directors, generally, rather than dealing specifically with USG's auditor, or the USG Board's decisions with respect to the Company's auditor, in particular.

In PepsiCo, Inc. (avail. Feb 14, 1994), the Staff concurred in the omission of a proposal requesting that the board of PepsiCo, Inc. adopt a policy of terminating its and its affiliates operations in Burma while an oppressive government remained in place. In its no-action request, PepsiCo, Inc. reasoned "There is simply no connection between selling soft drinks and the alleged violations of human rights by the government of Burma." Similarly, there is no significant connection between the Company's business or operations and the reputations of auditors. While USG and all other public companies have auditors, there is no direct or concrete connection between auditor reputations and USG's business, just as there was no direct or concrete connection between PepsiCo's business and the form of government in Burma, despite the fact that a PepsiCo beverage joint venture, presumably like all other companies doing business in Burma, paid taxes to such government.

The Proposal does not appear to significantly relate to the business of USG, and so is excludable under Rule 14a-8(i)(5). If, however, the Proposal is deemed to relate to the Company, it would relate to the qualification and selection of its auditors and so may be omitted under Rule 14a-8(i)(7) as relating to ordinary business matters, as discussed above.

3. The Proposal is so vague and indefinite as to be materially false and misleading under Rule 14a-9 and, therefore, may be excluded under Rule 14a-8(i)(3).

Pursuant to Rule 14a-9, the Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." Commonwealth Energy System (February 27, 1989). A proposal may be excluded where the meaning and application of terms or standards under the proposal may be "subject to differing interpretations." Fuqua Industries Incorporated (March 12,

1991); *see, also,* IDACORP, Inc. (September 10, 2001); and CBRL Group, Inc. (September 6, 2001). The Staff has historically found that a proposal may be excluded where "neither the shareholders voting on the proposal, nor the company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal." Fuqua Industries Incorporated (March 12, 1991); *see, also,* A.H. Belo Corporation (January 29, 1998); Gannett Co., Inc. (February 24, 1998); Corning Incorporated (February 18, 1997); and Occidental Petroleum Corporation (February 11, 1991).

The Proposal is subjective and ambiguous in several material respects. The Proposal, if adopted, would require the Company to conduct an annual shareholder poll of auditor reputation. However, "reputation" is open to vastly differing interpretations: an auditor's reputation may be favorable, unfavorable or neutral along a wide spectrum of criteria. The Proposal fails to provide guidance regarding what it seeks to measure exactly, *e.g.*, reputation for industry expertise, reasonably priced services, general technical competence and reliability, integrity, responsiveness, ability to serve USG's particular needs or other characteristics. Without such guidance, the meaning of "reputation" in this context would be subject to meaningfully differing interpretations by USG's stockholders.

In addition, the Proposal does not contain adequate guidance as to what type of poll would be used to measure "reputation" or how the results of any such poll would be tabulated. Polls may be designed in a myriad of different manners, using substantially different methods. The Proposal fails to provide sufficient guidance as to what type of ranking the poll should use, e.g., whether it should be a ranking of the "reputation" of the auditors in the poll relative to each other, a ranking of the "reputation" of each auditor in the poll in absolute terms (e.g., each auditor ranked on a scale of 1-10; each auditor ranked as "excellent," "fair" or "poor"; or other ranking system) or a more complex ranking system based on the many interpretations and variables that "reputation" may compose. The development and implementation of a meaningful and responsible opinion poll of auditor "reputation" is a complex task and is far from USG's business of manufacturing, marketing and distributing gypsum and related products, interior ceiling products and other building materials. The Proposal does not set forth an adequate description of the type of poll requested to provide USG with reasonable certainty as to what measures USG should take if it was to attempt to implement the Proposal.

Finally, the Proposal states that "two or more" auditing firms would be included in the poll and that "the Board would choose which auditors to include in the poll," but it provides no guidance as to what criteria the Board would be expected to use in selecting auditors for the poll. Some stockholders might view the Board's inclusion of an auditor in the poll as an implicit endorsement by the Board of each such auditor as a potential auditor for USG and so might envision a poll with only a small number of highly qualified auditing firms. On the other hand, in view of the generality of the stated purposes of the Proposal, other USG stockholders might envision a poll that would include all national and regional accounting firms. In addition, while some stockholders might expect the Board to select for the poll only firms that the Board perceived to have sound reputations, such an approach would presumably inevitably result in certain firms with sound reputations being publicly identified in a USG press release of the poll results as having sub-par "reputations." Perhaps some stockholders would instead expect the

Board to select some auditing firms for the poll that were perceived to have bad reputations, in order to publicly identify and pressure such firms to improve their reputations. Ultimately, if asked to vote on the Proposal, USG stockholders would likely have significantly differing expectations as to the number auditing firms that would be included in the proposed annual poll and the criteria for the selection of such firms, and the Board would not know with reasonable certainty what measures the Company was being asked to take by stockholders who might vote for the Proposal.

In Connecticut Natural Gas Corporation (November 29, 1993), the Staff granted the company's request for no-action advice where a stockholder proposal failed to address or set any standards for the selection of auditors for inclusion in the proposed item to be voted on by stockholders and also failed to provide rules for the voting process. Similar to the proposal in Connecticut Natural Gas, the Proposal does not describe the criteria to be used in the selection of the auditors to be included in the proposed item on which stockholders would be asked to vote. Also, like the proposal in Connecticut Natural Gas, the Proposal fails to provide adequate guidelines with respect to the type of poll to be conducted. While the proposal in Connecticut Natural Gas was perhaps more completely devoid of specificity than is the Proposal, the Proposal is analogous to the proposal in Connecticut Natural Gas in that the Proposal is subject to substantially differing interpretations and neither the USG stockholders voting on the Proposal, nor the Company nor the Board, would be able to determine with reasonable certainty what measures the Company would take if it sought to implement the Proposal.

In its attempt to use USG's proxy materials to conduct what appears to be general research and a broad corporate experiment, the Proposal fails to provide USG stockholders with a clear proposal. The Proposal is, ultimately, vague and indefinite in many material respects and, therefore, is potentially misleading. Consequently, the Company believes it may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(3).

4. The Proposal includes reference to the Proponent's website as a source of additional information on the Proposal, but the website incorporates irrelevant information and may be misleading under Rule 14a-9 and, therefore, reference to the website may be excluded under Rule 14a-8(i)(3).

The Proponent includes his website address, www.corpmon.com, in the supporting statement to the Proposal as a source for additional information. The Staff has indicated that a website which is referenced in a proposal or supporting statement may be excluded under Rule 14a-8(i)(3) if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. *See* Staff Legal Bulletin No. 14, Questions and Answers C.2.b. and F.1. (July 13, 2001).

The Proponent's website includes information that is entirely irrelevant to the Proposal and that impermissibly expands on its scope. A substantial portion of the Proponent's website, as of January 6, 2003, addresses proposals regarding the use of proxy advisory firms and shareholder "voting leverage." In this regard, the Proponent discusses stockholder voting alternatives, voting system reforms and the use of proxy advisory firms in connection therewith. In addition, among other things, the Proponent's website provides information on pre-IPO company issues and links that ultimately lead to items such as his resume, commercial interests and personal home page, which includes a link to "My Home-Free Weblog."

We believe that it is inappropriate for USG's Proxy Materials to be used to direct investor attention to this website. Much of the additional information provided through the Proponent's website and its links is simply not relevant to the subject matter of the Proposal. In addition, the quality of certain information provided though the various links (much of which information is created by persons other than the Proponent) is uncertain (*see, e.g.*, "quick leagal cash" (sic) under "My Home-Free Weblog"). Finally, because the Proponent's website is subject to change at his whim, the information provided at the website could be altered in the future to present additional and different information while his Proposal is under consideration by the Company's stockholders, thus enabling the Proponent to further expand the scope of the Proposal and its supporting statement.

We respectfully submit that because the Proponent's website refers readers to information that is irrelevant to the subject matter of the Proposal, may be confusing to stockholders and is subject to change by the Proponent, reference to it in the Proposal is contrary to Rule 14a-9's prohibition against false and misleading statements in proxy soliciting materials.

Conclusion

For each of the aforementioned reasons, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is omitted from USG's 2003 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you before the issuance of your response. If you have any questions regarding this request or require additional information, please contact the undersigned at (312) 861-2224.

Very Truly Yours,

Michael G. Timmers

cc: Eric Schaal, USG Corporation
Mark Latham

Exhibits

Exhibit 1 -- Proposal of Mark Latham, dated November 17, 2002.

Exhibit 2 -- USG letter dated November 27, 2002.

Exhibit 3 -- Mark Latham letter dated December 3, 2002.

Exhibit 4 -- Selected pages available though the website www.corpmon.com and its links (as of January 9, 2003).

EXHIBIT 1

Mark Latham, Ph.D.
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (415) 680-1521
or by email to mlatham@corpmon.com, as I may be traveling.
Voicemail: (415) 680-1521
Web: www.corpmon.com

November 17, 2002

Corporate Secretary
USG Corporation
125 South Franklin Street
Chicago, IL 60606-4678
USA
Phone (312) 606-4000

Dear Sir:

Enclosed is a shareowner proposal with supporting statement, which I hereby submit for inclusion in the Company's next proxy statement.

I have owned at least 1400 shares of USG Corporation stock for at least one year through today (brokerage account statements enclosed). I intend to maintain this ownership through the date of the next annual shareowners' meeting. The stock price has been above $3 for the past year, so this easily exceeds the $2000 minimum requirement for submitting a shareowner proposal.

For timely receipt because I may be traveling, please contact me by fax or email with any correspondence regarding this proposal. Thank you. For your records however, my postal address is 268 Bush Street #3934, San Francisco, CA 94104, USA.

Sincerely,

Mark Latham

AUDITOR REPUTATION PROPOSAL

WHEREAS auditor selection by boards of directors encourages auditors to give board-friendly audits;

WHEREAS shareowners would be better served by tougher audits;

THEREFORE USG Corporation shareowners request the Board of Directors to conduct an annual poll of auditor reputation, so as to encourage auditors to build their reputations for serving shareowner interests. The poll would be conducted by including in the Company proxy an item asking each shareowner to rank two or more specified auditing firms. The Board would choose which auditors to include in the poll. The tabulated results of the poll would be released to the news media.

The Board would still choose the Company's auditor. The poll would be in addition to the usual proxy item in which shareowners ratify the Board's auditor selection.

Supporting Statement:

Wall Street Journal, January 15, 2002:

> "**The accounting industry is in urgent need of reform.**
> The Enron fiasco is only the latest in a string of episodes involving Big 5 accounting firms in which outside auditors repeatedly blessed questionable financial maneuvers -- until companies' fortunes collapsed under mountains of previously undisclosed debt and phony profits."

The Economist, October 28, 2000:

> "There is plenty of evidence that financial statements often fail to come up to scratch. The number of companies restating their accounts—never in ways that make them appear healthier—has been rising so fast as to have become almost commonplace. Well-known firms whose audited profits shrunk in a restatement include Waste Management, Sunbeam and CUC International, during its merger with Cendant. Investors have lost billions of dollars, and much of their faith in auditors."

This proposal would encourage auditors to build their reputations in the eyes of investors as well as in the eyes of management, creating new pressure for higher standards.

The average investor may seem ill-equipped to assess auditor reputation on her own. But she need not do this on her own. She would benefit from consensus-building discussion by the entire investment community. It is much easier to assess and communicate reputations of auditors than of board members for example, because there are only a handful of auditing firms, versus hundreds of board candidates for a diversified portfolio of stocks over the years.

Even though the Board would continue to select the Company's auditor, a public ranking of auditor reputation among shareowners would push auditors and boards to give greater weight to shareowner concerns. This is not to imply that there are accounting biases at USG Corporation in particular, but no one knows when and where problems may occur.

Further information on this proposal is on the Corporate Monitoring website at www.corpmon.com .

AMERITRADE

MONTHLY STATEMENT
For the Period 10/01/2001 - 10/31/2001
1(800) U2-DATEK
www.datek.com

70 HUDSON STREET
JERSEY CITY, NJ 07302
MEMBER NASD/SIPC

PLEASE SAVE FOR YOUR RECORDS

Mark Latham
10 Miller Place #1701
San Francisco, CA 94108

UserName: LATHA99430
Account Number: 793-2483
Account Type: Individual IRA
Account Title: Mark Latham

Account Summary

Trade Date Cash Balance	$217.79
Settle Date Cash Balance	$217.79
Long Position Value	$18,390.00
Short Position Value	$0.00
Total Account Value	**$18,607.79**

Year to Date

Credit Interest	$406.93
Debit Interest (Margin)	$0.00
Dividends	$72.50

Portfolio Summary as of closing 10/31/2001

Type	Quantity	Symbol	Security Description	Market Price/Share	Market Value	Cusip
1	3000.0000	ANCX	ANC RENTAL CORP	$0.700000	$2,100.00	001813104
1	2000.0000	DRF	DAN RIV INC GA CL A	$0.850000	$1,700.00	235774106
1	5000.0000	EY	ETHYL CORP	$0.900000	$4,500.00	297659104
1	200.0000	UAL	UAL CORP COM PAR $0.01	$12.720000	$2,544.00	902549500
1	1400.0000	USG	U S G CORP COM NEW	$5.390000	$7,546.00	903293405

Transaction History

Trade Date	Settle Date	Transaction Description	Market Price/Share	Debit	Credit
		CASH ACCOUNT - TYPE 1			
10/01/2001	10/01/2001	OPENING BALANCE	$0.000000	$0.00	$217.58
10/16/2001	10/16/2001	CREDIT INTEREST (09/16/01 - 10/15/01)	$0.000000	$0.00	$0.21
10/31/2001	10/31/2001	CLOSING BALANCE	$0.000000	$0.00	$217.79

See Terms and Conditions for more information and an explanation of coded symbols relating to transactions.

Clearing through iClearing LLC. member NASD/SIPC
70 Hudson Street, Jersey City, New Jersey 07302

END OF MONTHLY STATEMENT DOCUMENT

AMERITRADE

70 HUDSON STREET
JERSEY CITY, NJ 07302
MEMBER NASD/SIPC

MONTHLY STATEMENT
For the Period 10/01/2002 - 10/31/2002
1(800) U2-DATEK
www.datek.com

PLEASE SAVE FOR YOUR RECORDS

Delaware Charter Guarantee & Trust Co.
TR FBO Mark Latham
268 Bush Street #3934
San Francisco, CA 94104

UserName: LATHA99430
Account Number: 793-2483
Account Type: Individual IRA

Account Summary	
Trade Date Cash Balance	$562.93
Settle Date Cash Balance	$562.93
Long Position Value	$38,334.00
Short Position Value	$0.00
Total Account Value	**$38,896.93**

Year to Date	
Credit Interest	$5.45
Debit Interest (Margin)	$0.00
Dividends	$535.00

Portfolio Summary as of closing 10/31/2002

Type	Quantity	Symbol	Security Description	Market Price/Share	Market Value	Cusip
1	3000.00	ANCXQ	ANC RENTAL CORP	$0.08	$240.00	001813104
1	2000.00	DRF	DAN RIV INC GA CL A	$2.40	$4,800.00	235774106
1	4000.00	HMX	HARTMARX CORP COM	$2.53	$10,120.00	417119104
1	1000.00	ILA	AQUILA INC	$3.70	$3,700.00	03840P102
1	6000.00	PMTR	PEMSTAR INC	$1.42	$8,520.00	706552106
1	600.00	RT	RYERSON TULL INC NEW COM	$7.00	$4,200.00	78375P107
1	200.00	UAL	UAL CORP	$2.48	$496.00	902549500
1	1400.00	USG	USG CORP NEW	$4.47	$6,258.00	903293405

Transaction History

Trade Date	Settle Date	Transaction Description	Market Price/Share	Debit	Credit
		CASH ACCOUNT - TYPE 1			
10/01/2002	10/01/2002	OPENING BALANCE	$0.00	$0.00	$562.70
10/16/2002	10/16/2002	CREDIT INTEREST (09/16/02 - 10/15/02)	$0.00	$0.00	$0.23
10/31/2002	10/31/2002	CLOSING BALANCE	$0.00	$0.00	$562.93

See Reverse Side For Additional Explanations and Conditions.

Clearing through iClearing LLC. member NASD/SIPC
70 Hudson Street, Jersey City, New Jersey 07302

END OF MONTHLY STATEMENT DOCUMENT

EXHIBIT 2

USG Corporation
Legal Department
P.O. Box 6721
Chicago, IL 60680-6721
312 606-4000 Fax: 312 606-4208

USG

VIA FACSIMILE No. (415) 680-1521
And UPS Overnight Mail

November 27, 2002

Mr. Mark Latham, Ph.D.
268 Bush Street #3934
San Francisco, CA 94104

Re: Notice Relating to Shareholder Proposal

Dear Mr. Latham:

We have received your correspondence dated November 17, 2002, setting forth a proposal for inclusion in USG Corporation's next proxy statement. We appreciate your interest in USG. We are interested in the views of our shareholders and are carefully reviewing your letter and proposal.

As you are aware, there are rules relating to shareholder proposals that govern both you and USG. Rule 14a-8, adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, in particular, applies to proxy matters. This letter constitutes a notice under Rule 14a-8(f)(1) of a deficiency of your submission under the SEC's procedural and eligibility requirements for shareholder proposals.

Under Rule 14a-8(b), a shareholder who makes a proposal to a company and who is not a registered holder of the company's securities (your correspondence indicates that you are not a registered holder) must prove his or her eligibility to submit such a proposal to the company. In particular, the shareholder must prove that he or she has continuously owned $2,000, or 1%, of the company's securities entitled to vote on the proposal at the meeting for at least one year as of the time of submitting the proposal. Your correspondence did not prove this, as a shareholder's periodic investment statements do not demonstrate sufficiently continuous ownership of USG securities to satisfy the continuous ownership eligibility requirement. Rule 14a-8(b)(2) provides that a shareholder must do one of two things to prove eligibility. He or she can submit a written statement from the record holder of the securities (e.g., the bank, broker or other entity that holds the shareholder's stock for the shareholder) verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility

125 South Franklin Street
Chicago, IL 60606-4678

period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

As requested by you, we are faxing this notice to you (as well as sending it to you by UPS Overnight Mail). You must respond to this notice within 14 calendar days of your first receiving this notice, whether by facsimile or by U.S. mail. USG may exclude your proposal from its proxy materials due to an eligibility deficiency if you fail to respond within 14 calendar days of your first receiving this notice (your response must be post-marked, or transmitted electronically, within such time period) or if you timely respond but do not cure the continuous ownership eligibility deficiency discussed above.

Please note that this notification does not constitute a response under other items of the SEC rules. Accordingly, we will continue to review your proposal to determine whether it complies with other provisions of Rule 14a-8.

Please address any questions or comments regarding this matter to me.

Very truly yours,

J. Eric Schaal
Corporate Secretary

JES/cw
#137933

Bcc: to:

W. C. Foote, #150
R. Fleming, #327
S. Ferguson. #149

Mike Timmers, Kirkland & Ellis

EXHIBIT 3

DEC 03 2002

Mark Latham, Ph.D.
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (415) 680-1521
or by email to mlatham@corpmon.com, as I may be traveling.
Voicemail: (415) 680-1521
Web: www.corpmon.com

BY FAX TO (312) 606-4208

December 3, 2002

Mr. J. Eric Schaal
Corporate Secretary
USG Corporation
125 South Franklin Street
Chicago, IL 60606-4678
USA
Phone (312)606-4000

RE: My shareowner proposal submission dated November 17

Dear Mr. Schaal:

Thank you for your letter of November 27 notifying me of the proof-of-ownership requirement for submitting a shareowner proposal. Attached is a letter from my broker which I believe satisfies that requirement.

I would appreciate a reply from you by fax or email confirming that you received this letter, and stating whether or not you consider it to satisfy the above requirement.

Sincerely,

Mark Latham

[Attachment]

AMERITRADE

December 2, 2002

To Whom It May Concern:

This letter is to confirm that Mr. Mark Latham has continuously owned at least 1400 shares of USG Corporation stock (symbol USG) in his Datek/Ameritrade account number 793-2483 for at least fourteen months through today, 12/02/02. If you have any questions regarding this matter, please contact me at 800-827-2835.

Sincerely,

Tracy May

Tracy May
Manager
Client Services
Ameritrade

Exhibit 4

CORPORATE MONITORING

POWER TO THE SHAREOWNERS!

HOME PUBLICATIONS WHAT YOU CAN DO FAQ CONTACT US

Corporate Monitoring is a new system for making corporate management accountable to the company's shareowners. Our goals are to increase stock returns, control CEO pay, and balance profits with social goals. To achieve these aims, shareowners need professional independent voting advice. Our publications explain this further.

Shareowner Proposal Campaign 2002-2003:

Target Company	Ticker	Proposal	Date Submitted	Management Arguments & Proponent Responses	Shareowners' Meeting Date
Visteon	VC	Voting Leverage	November 22, 2002		May?, 2003
USG Corporation	USG	Auditor Reputation	November 17, 2002		May?, 2003
Cleveland-Cliffs	CLF	Auditor Reputation	November 15, 2002		May?, 2003
Oakwood Homes	OKWH	Proxy Advisor	September 3, 2002		January?, 2003
A. Schulman	SHLM	Proxy Advisor	May 15, 2002	Board's recommendation & proponent response	December 5, 2002 Preliminary result: 2.9% "Yes"
USEC	USU	Proxy Advisor	May 15, 2002	Excluded from proxy because of wording of broker letter.	November 6, 2002
Fleetwood Enterprises	FLE	Auditor Independence	Jan 25, 2002	Management arguments for exclusion from proxy Proponent response SEC no-action letter (4/24/2002) allowing management to exclude	September 10, 2002
Link to previous proposal submissions					

Our three current proposals -- Voting Leverage, Auditor Reputation, and Proxy Advisor -- are all variations on the same theme: making individual shareowner voting more powerful by using competing intermediaries -- institutional investors, auditors, and proxy advisors respectively.

Enron is a prime example of the lack of accountability that we have been working to correct since 1997. Auditor selection by shareowner vote "... would encourage auditors to build their reputations in the eyes of investors rather than in the eyes of management, creating new pressure for higher standards." [quoted from Latham submission to SEC, November 2, 2000] However, the SEC continues to allow corporate management to exclude from the proxy a proposal for shareowners to select the auditor by vote -- see links in the above table to management and proponent arguments on the Fleetwood Enterprises shareowner proposal. So our new Auditor Reputation proposal requests merely that a nonbinding shareowner poll be taken.

A recent interview of Mark Latham in *Securities Regulatory Update* provides an overview of the Corporate Monitoring Project: *[These are pdf files requiring Adobe Acrobat Reader.]*

- **Interview Part 1** on independent proxy advice
- **Interview Part 2** on auditor independence and politics

New research paper: **Democracy and Infomediaries** -- how Corporate Monitoring can improve our political system by giving shareowners more democratic influence over corporate political donations and lobbying.

Save Lucent! -- Shareowner proposal campaign to hire an independent proxy advisor at Lucent. This initiative is independent of the Corporate Monitoring Project, but we are happy to see them using our proxy advisor proposal.

- **Voting System Reform** and the U.S. presidential election.
- **Media coverage** of our campaigns.
- **Reviews of Corporate Monitoring**
- **FAQ**: Frequently Asked Questions about our corporate monitoring proposals.
- **Links** to corporate governance related sites on the web.
- For individual investors: **Online Guide to Voting Your Stock**
- **Who are we? The Corporate Monitoring Project Team.**

- **Subscribe** to the free Corporate Monitoring e-mail updates.
- Applying Corporate Monitoring to **pre-IPO companies**.

CORPORATE MONITORING

HOMEPUBLICATIONSWHAT YOU CAN DO FAQ CONTACT US

Auditor Proposals FAQ

Frequently Asked Questions about the Auditor Reputation Proposal and the Auditor Independence Proposal:

To raise further questions: E-mail Mark Latham

---

1. What's the difference between the Auditor Reputation Proposal and the Auditor Independence Proposal?

The Auditor Independence Proposal would let shareowners choose the company's auditor by competitive vote each year. Because the SEC considers auditor selection to be an "ordinary business" decision that shareowners should not get involved in, they continue to allow management to omit the Auditor Independence Proposal from company proxies. The Auditor Reputation Proposal avoids this problem by merely requesting the Board to conduct a nonbinding annual shareowner poll of auditor reputation -- the Board would still choose the auditor.

Back to question list

---

2. What is the goal of these proposals?

Both our auditor proposals aim to give auditors an incentive to build their reputations among investors rather than among directors.

Back to question list

3. How can investors judge auditor quality? Surely audit committees with independent directors could do a much better job than shareowners.

Most audit committee members are substantially more knowledgeable about auditors than most stock market investors, individual and institutional. But unfortunately, board members have incentives to not choose the best auditor. Choosing the best auditor may cost directors their jobs. The best auditor may reveal information showing that the current board is performing badly. This kind of "best auditor" does not yet exist, because no board would hire them. Boards naturally prefer to keep their autonomy, auditors prefer to be hired, so auditors have learned not to rock the boat.

Think of Enron two years before it collapsed. No doubt the damage was already being done. If an auditor revealed it, directors would likely have been replaced sooner. Enron is the extreme case, but I think the real scandal about Enron is that it's not just about Enron. Damage is being caused by similar conflicts of interest at most corporations, just not to such an extreme extent.

Auditor selection by the directors whom the auditor is (in effect) supposed to monitor is one of those conflicts. Choosing directors that are not otherwise formally linked to the firm does not remove this conflict. Calling some directors independent doesn't make them independent.

Even if no one individual or institutional investor is an expert on auditors, the investor community as a whole can still do an effective job of making consensus assessments of auditor quality. With just a few auditing firms serving thousands of corporations for many years, a large amount of information on auditor quality is generated. Auditor reputations could be summarized and communicated in the Wall Street Journal and other media.

Look at the market for personal computers. The average consumer lacks the expertise to assess quality independently, but can easily pick up PC Magazine and read a summary of manufacturers' brand reputations. Such reputations are never 100% accurate, but this system provides an effective incentive for high quality. Giving auditors a business incentive to convince investors of their quality would encourage them to serve shareowners as their true clients.

Back to question list

4. Isn't auditor selection too complex for investors, since it involves negotiating the fee, the services to be performed, and the choice of audit partner in charge?

Audit firm fees, choice of services and quality of individual audit partners in charge are important considerations, and would make it more difficult for investors to choose among auditors. Nonetheless, the general principle of choosing based simply on the audit firm's overall reputation can cover those issues. An auditor could get a lower reputation for being too expensive, for providing inadequate services, or for assigning partners of low quality or ill-matched to the client firm.

Back to question list

---

5. Like directors, aren't shareowners also biased against tough audits because that might hurt the stock price?

No. Shareowners can rationally expect that hiring a tough auditor will on average increase the stock price.

Stock market participants know that some companies have hidden bad news that a tough audit could uncover. Before finding out which companies have the bad news, the market discounts the value of all companies. Then any company that hires a tough auditor will see its price go back up if no bad news is found, or down further if there actually is bad news there.

The amount of pre-audit discount is the market's average expectation of bad news impact, so that on average hiring a tough auditor is a wash, except for one key point: the sooner you find out about a problem the sooner you can fix it -- like Enron two years before it went bankrupt. Companies that hire tough auditors can achieve higher future profits by solving problems sooner, so their present values are higher.

Note that most shareowners are outsiders with only public knowledge of their own firm, so they don't know in advance whether their firm is one of the "bad apples".

Back to question list

---

6. What is the relationship between these auditor proposals and the Proxy Advisor proposal?

Proxy voting advice is more fundamental and broader in scope than auditor selection. But in the end these proposals are substitutes for each other -- either type of proposal would be an important step in the right direction. There is no need for shareowners to vote for more than one type of independent professional organization to help them monitor management. All roads lead to Rome. Whichever function (auditor or proxy advisor) shareowners take control of first, could well end up fulfilling or overseeing the other function also.

Notice that auditing firms have already expanded to become consulting firms. Notice further the considerable overlaps among the functions of consulting firms, activist investors, and proxy advisory firms. All are professional outsiders looking into a company and giving independent opinions on strategic decisions. If auditing-&-consulting firms can become dependably loyal to shareowners via voting, they may be the most qualified to fulfill this functional role.

However, to keep this shareowner-power intermediary role from getting too powerful and creating substantial agency costs of its own, it may be preferable to limit its function. For example, it may evolve so that shareowners vote to choose an intermediary that only oversees the selection of the auditor and other critical outsourced services, rather than performing those services itself. This is somewhat analagous to the board of directors, which oversees selection of the CEO but doesn't actually manage the firm, and is paid much less than the CEO.

These critical outsourced services could include:

- auditing proxy advice

- management consulting

- executive search (for board nominations and CEO)

- compensation consulting

- underwriting

Back to question list

HOME PUBLICATIONS WHAT YOU CAN DO FAQ CONTACT US

MARK LATHAM

268 Bush Street #3934, San Francisco, CA 94104, USA
Voice & Fax: (415) 680-1521. E-mail: mlatham@corpmon.com

EXPERIENCE

1996 - present: **The Corporate Monitoring Project**, San Francisco.
Founder; Corporate Governance Consultant.

Developing and promoting a new idea for improving shareowner oversight of corporate management.

1994 - 1995: **Merrill Lynch**, Tokyo.
Director; Head of Quantitative Equity Trading Group.

Created and traded quantitative strategies in Japanese equity and derivative instruments, including stocks, warrants and futures.

1992 - 1994: **Salomon Brothers**, New York.
Vice President; Head of Risk Management Department.

Firmwide risk measurement – model development, system integration, risk pricing, forecasting, monitoring, validation.

1989 - 1992: **Salomon Brothers Asia,** Tokyo.
Vice President.

Built arbitrage trading models and systems. Pricing and risk management of equity, fixed-income and currency derivatives.

University of California at Berkeley, School of Business Administration.
1984 - 1989: *Assistant Professor of Finance.*
1982 - 1984: *Acting Assistant Professor of Finance.*

- Taught courses in security markets (stocks, bonds, options, futures), fundamental valuation, arbitrage, risk and return, investment management, corporate finance.
- Won 1984 Earl F. Cheit Outstanding Teacher Award.
- Research on information, risk, and security pricing.

Summer 1980: **Strategic Planning Associates**, Washington, D. C.
Summer Associate in the finance group of this business consulting firm.

Acquisition studies, inflation accounting, dividend and debt policy for Fortune 500 companies.

EDUCATION

M.I.T. Sloan School of Management, Cambridge, Massachusetts.
1984: Ph. D. in Finance, supervised by Robert C. Merton and Fischer Black.

Thesis: "Essays on Information and Equilibrium in Security Markets."

University of British Columbia, Vancouver, Canada.
1978: M. S. in Business Administration.
1974: B. S. in Mathematics.

PUBLICATIONS (www.corpmon.com/publications.htm)

April 2003: "**Democracy and Infomediaries**"

Corporate Governance - An International Review, vol. 11, no. 2

June 2000: "**The Internet Will Drive Corporate Monitoring**"

Corporate Governance International, vol. 3, no. 2
(French translation in *Gouvernance - Revue Internationale*, vol. 1, no. 2, Summer 2000.)

January 2000: "**Corporate Governance in Japan: A Future Scenario**"

Japan's *Security Analysts Journal*, vol. 38, no. 1

September 1999: "**Collective Action for Dispersed Shareowners**"

Corporate Governance International, vol. 2, no. 3

January 1999: "**The Corporate Monitoring Firm**"

Corporate Governance - An International Review, vol. 7, no. 1
(Korean translation in Seoul National University's *Journal of Finance and Banking*, December 1998. Japanese translation in Japan's *Security Analysts Journal*, vol. 36, no. 8, August 1998.)

Sep/Oct 1998: "Corporate Monitoring: New Shareholder Power Tool"

Financial Analysts Journal, vol. 54, no. 5

Sep/Oct 1997: "Proposed: A Governance 'Monitor'"

The Corporate Board, vol. 18, no. 106
(Chinese translation in Shanghai University of Finance and Economics' *Foreign Economies and Management*, Sep/Oct 1998.)

June 1989: "The Arbitrage Pricing Theory and Supershares"

Journal of Finance, vol. 44, no. 2

March 1986: "Informational Efficiency and Information Subsets"

Journal of Finance, vol. 41, no. 1

OTHER

Languages – Japanese and French; first place in 1993 Japanese Speech Contest, Japan Society (New York).

International Corporate Governance Network – member since 1999.

[December 2002]

CORPORATE MONITORING

HOMEPUBLICATIONSWHAT YOU CAN DO FAQ CONTACT US

Mark Latham's Commercial Interests

It's embarrassing to disclose my commercial interests, because I have so few! If I'm so smart, how come I ain't richer?? I have been funding the Corporate Monitoring Project from my savings and investments. (Total revenue of the project so far is less than $2000, for speaking and writing.)

My investments are some equity and fixed income mutual funds, and shares of publicly traded corporations. I have registered web domains corpmon.com andcorpmon.org. I have no commercial tie to any proxy advisory firm.

My primary goal in this project is to improve corporate governance for the benefit of investors and everyone else affected by corporations. I hope to make money at some point, but have no one specific plan for doing so. If the idea is successful, I could have opportunities for consulting or full-time employment at businesses involved in corporate monitoring, at regulatory agencies like the SEC, or for research at institutes or universities.

-- Mark Latham, April 28, 2002.

MARK LATHAM'S HOME PAGE

Corporate Monitoring: click to go to the Corporate Monitoring website, for the article "The Corporate Monitoring Firm" and its discussion forum.

Below is my personal web page.



Hi -- welcome! Here's what I have for you at this site:

My Home-Free Weblog

Pinball: Electro-Mechanical Player Heaven

Photos:
- Year-2001 Japan trip, flowers, bugs, people
- 1995-96 Asia trip etc.

Funny stories

My 7 favorite www links

Want to send me e-mail?

Mark Latham's Home-Free Weblog -- Life is a trip! (Latest post is at the top. Click 'Refresh' if you post.)

[Post Message] [FAQ]

- $$$$$$$$$$ - **T buchan** *12/14/02* (0)
- See Frankfurt 1969 and Fischer 1994, Ch.7.) - **Love Idlewild Field Jnr** *12/03/02* (0)
- quick leagal cash - **T man** *11/18/02* (0)
- ********** PENIS ENLARGEMENT PILLS ********** - **Dr. Paul** *11/08/02* (0)
- GREAT WAY TO MAKE MONEY-READ THIS!!!!!!NO SCAM SERIOUSLY - **ESAN BROWN** *11/04/02* (0)
- How to turn $6.00 to $6,000!!! You won't regret it!!! - **renato** *11/02/02* (0)
- Amazing (make money from home) it worked for me.. - **Lucky** *10/19/02* (0)
- ads - **kh** *10/07/02* (0)
- Replacing this board with www.corpmon.com "Contact Us" link? - **Mark Latham** *09/23/02* (0)
- Hong Kong cell phone number until Sept 20 - **Mark Latham** *09/16/02* (1)
    - Re: Hong Kong cell phone number until Sept 20 - **dey** *09/23/02* (0)
- Itinerary plans Sept 2002 - May 2003 - **Mark Latham** *09/15/02* (0)
- In SF Aug 20 - about Sept 8 - **Mark Latham** *08/22/02* (0)
- In Lugano (Switzerland) Aug 9-14 - **Mark Latham** *08/12/02* (0)
- In Europe July 8 - August 20 - **Mark Latham** *07/08/02* (1)
    - Re: In Europe July 8 - August 20 - **.** *11/15/02* (0)
- In SF July 4 - 8 - **Mark Latham** *07/04/02* (0)
- In Vancouver June 5 - July 4 (Moved on June 7) - **Mark Latham** *06/07/02* (0)
- In SF from May 22 to early June - **Mark Latham** *05/22/02* (0)
- My current phone numbers - **Mark Latham** *04/16/02* (1)
    - Re: My current phone numbers - **Mark Latham** *05/19/02* (0)
- Where - April 8 to ?: Alameda - **Mark Latham** *04/09/02* (0)
- Where - March 22 to April 12?: San Diego - **Mark Latham** *03/24/02* (0)
- Go Mark! - **Gene Chamson** *03/14/02* (0)
- Where - March 15-22: Los Angeles - **Mark Latham** *03/14/02* (0)
- Where - March 12-15: San Luis Obispo - **Mark Latham** *03/14/02* (0)
- Where: SF area, Los Altos, house-sat March 1-12 - **Mark Latham** *03/14/02* (0)
- Staying in Alameda from Jan 12 until ? - **Mark Latham** *01/15/02* (1)
- Good luck with the new lifestyle!! - **Mary Ann Hambly** *01/01/02* (0)
- IÂ'm staying at U C Berkeley Faculty Club January 1 until ? - **Mark Latham** *12/22/01* (0)
- Link to my photo albums - **Mark Latham** *21:14:15 12/02/01* (0)
- oops - **dey** *14:34:39 11/21/01* (1)
    - Re: oops - **Paul Latham** *23:08:15 11/23/01* (0)
- Books & movies for the home-free - **Mark Latham** *01:54:26 11/21/01* (0)
- Longer-term stability - **Mark Latham** *01:53:45 11/21/01* (0)
- What about my professional career? - **Mark Latham** *07:02:01 11/18/01* (1)
    - Re: What about my professional career? - **Paul Latham** *22:43:19 11/23/01* (0)
- Where In The World Is Mark Latham? - **Mark Latham** *07:01:09 11/18/01* (1)

  - Re: Where In The World Is Mark Latham? - **Paul Latham** *22:48:30 11/23/01* (0)
- Sequence of events leading to my move - **Mark Latham** *07:00:00 11/18/01* (1)
  - Re: Sequence of events leading to my move - **Paul Latham** *22:58:59 11/23/01* (0)
- Who Am I? - **Mark Latham** *06:59:04 11/18/01* (2)
  - Re: Who Am I? - **Mark Latham** *12/04/02* (0)
  - Re: Who Am I? - **Mark Latham** *12/04/02* (0)
- How to contact me - **Mark Latham** *06:58:14 11/18/01* (0)
- This weblog-message-board - **Mark Latham** *06:56:22 11/18/01* (1)
  - Re: This weblog-message-board - **Paul Latham** *23:03:51 11/23/01* (0)
- IÂ'm moving... - **Mark Latham** *06:54:26 11/18/01* (0)

Post A Message!

Name:

E-Mail:

Subject:

Message:

Post Message Reset

quick leagal cash

[Follow Ups] [Post Followup] [Mark Latham's Home-Free Weblog -- Life is a trip! (Latest post is at the top. Click 'Refresh' if you post.)] [FAQ]

Posted by T man (65.136.130.164) on November 18, 2002 at 23:21:27:

TURN SIX MEASLY DOLLARS INTO $60000 EASY AND HONESTLY!!!
READING THIS MESSAGE WILL CHANGE YOUR LIFE FOREVER

I always thought these were a scam. Well, I decided I would find out for myself so here goes. This is my first time to do this and I am keeping my fingers crossed to see how if it really works. I just lost my a$$ in the market and I am desperate to find something better.

: I found this on a bulletin board and decided to try it. A little
: while back, I was browsing through newsgroups, just like you are now,
: and came across an article similar to this that said you could make
: thousands of dollars within weeks with only an initial investment of
: $6.00! So I thought, "Yeah right, this must be a scam", but
: like most of us, I was curious, so I kept reading. Anyway, it said
: that you send $1.00 to each of the 6 names and address stated in the
: article. You then place your own name and address in the bottom of
: the list at #6, and post the article in at least 200 newsgroups.
: (There are thousands) No catch, that was it. So after thinking it
: over, and talking to a few people first, I thought about trying it. I
: figured: "what have I got to lose except 6 stamps and $6.00,
: right?" Then I invested the measly $6.00. Well GUESS WHAT!?...
: within 7 days, I started getting money in the mail! I was shocked! I
: figured it would end soon, but the money just kept coming in. In my
: first week, I made about $25.00. By the end of the second week I had
: made a total of over $1,000.00! In the third week I had over
: $10,000.00 and it's still growing. This is now my fourth week and I
: have made a total of just over $42,000.00 and it's still coming in
: rapidly. It's certainly worth $6.00, and 6 stamps, I have spent more
: than that on the lottery!! Let me tell you how this works and most
: importantly, WHY it works... Also, make sure you print a copy of this
: article NOW, so you can get the information off of it as you need it.
: I promise you that if you follow the directions exactly, that you
: will start making more money than you thought possible by doing
: something so easy!

: Suggestion: Read this entire message carefully! (print it out or
: download it.) Follow the simple directions and watch the money come
: in!

: It's easy. It's legal. And, your investment is only $6.00 (Plus
: postage)

: IMPORTANT: This is not a rip-off; it is not indecent; it is not
: illegal; and it is 99% no risk - it really works!

: If all of the following instructions are adhered to, you will receive
: extraordinary dividends.

: PLEASE NOTE:
: Please follow these directions EXACTLY, and $50,000 or more can be
: yours in 20 to 60 days. This program remains successful because of
: the honesty and integrity of the participants. Please continue its
: success by carefully adhering to the instructions.

: You will now become part of the Mail Order business. In this business
: your product is not solid and tangible, it's a service. You are in
: the business of developing Mailing Lists. Many large corporations are
: happy to pay big bucks for quality lists. However, the money made
: from the mailing lists is secondary to the income which is made from
: people like you and me asking to be included in that list.

: Here are the 4 easy steps to success:

: STEP 1: Get 6 separate pieces of paper and write the following on
: each piece of paper "PLEASE PUT ME ON YOUR MAILING LIST." Now
: get 6 US $1.00 bills and place ONE inside EACH of the 6 pieces of
: paper so the bill will not be seen through the envelope (to prevent
: thievery). Next, place one paper in each of the 6 envelopes and seal
: them. You should now have 6 sealed envelopes, each with a piece of
: paper stating the above phrase, your name and address, and a $1.00
: bill. What you are doing is creating a service. THIS IS ABSOLUTELY
: LEGAL! You are requesting a legitimate service and you are paying for
: it! Like most of us I was a little skeptical and a little worried
: about the legal aspects of it all. So I checked it out with the U.S.
: Post Office (1-800-725-2161) and they confirmed that it is indeed
: legal. Mail the 6 envelopes to the following addresses:

#1)Manuel Rosillo Jr.
: 407 W 5th St.
: Morris, MN 56267

:: #2)Stan Zaniky

3 Observatory Road
Methuen, MA 01844

#3)Daphna Vogel
2711 NW 104th Ave Apt#308
Sunrise, FL 33322

#4) Robert Gauthier
4412 des erables
Montreal, QC
#5) Clark Melton
18226 N. 12th Terrace E.
Independence, MO 64056

#6) Tony Rossi
20354 Lowe Davis Road
Covington La, 70435

: STEP 2: Now take the #1 name off the list that you see above, move
: the other names up 1 place (#2 becomes #1, #3 becomes #2, etc...) and add
YOUR
: name and address as number 6 on the list.

: STEP 3: Change anything you need to, but try to keep this article as
: close to original as possible. Now, post your amended article to at
: least 200 newsgroups. (I think there are close to 24,000 groups) All
: you need is 200, but remember, the more you post, the more money you
: make! You won't get very much unless you post like crazy. :)

: This is perfectly legal! If you have any doubts, refer to Title 18
: Sec. 1302 & 1341 of the Postal lottery laws.
: Keep a copy of these steps for yourself and, whenever you need money,
: you can use it again, and again.

: PLEASE REMEMBER that this program remains successful because of the
: honesty and integrity of the participants and by their carefully
: adhering to the directions. Look at it this way. If you are of
: integrity, the program will continue and the money that so many
: others have received will come your way.

: NOTE: You may want to retain every name and address sent to you,
: either on a computer or hard copy and keep the notes people send you.
: This VERIFIES that you are truly providing a service. (Also, it might
: be a good idea to wrap the $1 bill in dark paper to reduce the risk
: of mail theft.)

: So, as each post is downloaded and the directions carefully followed,
: six members will be reimbursed for their participation as a List
: Developer with one dollar each. Your name will move up the list
: geometrically so that when your name reaches the #1 position you will
: be receiving thousands of dollars in CASH!!! What an opportunity for
: only $6.00 ($1.00 for each of the first six people listed above) Send
: it now, add your own name to the list and you're in business!

: ---DIRECTIONS ----- FOR HOW TO POST TO NEWSGROUPS------------

: Step 1) You do not need to re-type this entire letter to do your own
: posting. Simply put your cursor at the beginning of this letter and
: drag your cursor to the bottom of this document, and select 'copy'
: from the edit menu. This will copy the entire letter into the
: computer's memory.
: Step 2) Open a blank 'notepad' file and place your cursor at the top
: of the blank page. From the 'edit' menu select 'paste'. This will
: paste a copy of the letter into notepad so that you can add your name
: to the list. Step 3) Save your new notepad file as a .txt file. If
: you want to do your postings in different settings, you'll always
: have this file to go back to.
: Step 4) Use Netscape or Internet explorer and try searching for
: various newsgroups (on-line forums, message boards, chat sites,
: discussions.)
: Step 5) Visit these message boards and post this article as a new
: message by highlighting the text of this letter and selecting paste
: from the edit menu. Fill in the Subject, this will be the header that
: everyone sees as they scroll through the list of postings in a
: particular group, click the post message button. You're done with
: your first one! Congratulations...THAT'S IT! All you have to do is
: jump to different newsgroups and post away, after you get the hang of
: it, it will take about 30 seconds for each newsgroup! **REMEMBER, THE
: MORE NEWSGROUPS YOU POST IN, THE MORE MONEY YOU WILL MAKE!
BUT YOU
: HAVE TO POST A MINIMUM OF 200** That's it! You will begin receiving
: money from around the world within days! You may eventually want to
: rent a P.O.Box due to the large amount of mail you will receive. If
: you wish to stay anonymous, you can invent a name to use, as long as
: the postman will deliver it. **JUST MAKE SURE ALL THE ADDRESSES ARE
: CORRECT.**

r. Now,
: each of the 5 persons who just sent me $1.00 make the MINIMUM 200
: postings, each with my name at #5 and only 5 persons respond to each
: of the original 5, that is another $25.00 for me, now those 25 each
: make 200 MINIMUM posts with my name at #4 and only 5 replies each, I
: will bring in an additional $125.00! Now, those 125 persons turn

: around and post the MINIMUM 200 with my name at #3 and only receive 5
: replies each, I will make an additional $625.00! OK, now here is the
: fun part, each of those 625 persons post a MINIMUM 200 letters with
: my name at #2 and they each only receive 5 replies, that just made me
: $3,125.00!!! Those 3,125 persons will all deliver this message to 200
: newsgroups with my name at #1 and if still 5 persons per 200
: newsgroups react I will receive $15,625,00! With an original
: investment of only $6.00! AMAZING! When your name is no longer on the
: list, you just take the latest posting in the newsgroups, and send
: out another $6.00 to names on the list, putting your name at number 6
: again. And start posting again. The thing to remember is: do you
: realize that thousands of people all over the world are joining the
: internet and reading these articles everyday?, JUST LIKE YOU are
: now!! So, can you afford $6.00 and see if it really works?? I think
: so... People have said, "what if the plan is played out and no
: one sends you the money? So what! What are the chances of that
: happening when there are tons of new honest users and new honest
: people who are joining the internet and newsgroups everyday and are
: willing to give it a try? Estimates are at 20,000 to 50,000 new
: users, every day, with thousands of those joining the actual
: internet. Remember, play FAIRLY and HONESTLY and this will really work.
:

Follow Ups:

Post a Followup

Name:
E-Mail:

Subject: Re: quick leagal cash

Comments:

```
> TURN SIX MEASLY DOLLARS INTO $60000 EASY AND
HONESTLY!!!
> READING THIS MESSAGE WILL CHANGE YOUR LIFE
FOREVER

> I always thought these were a scam. Well, I
decided I would find out for
> myself so here goes. This is my first time to
do this and I am keeping my
> fingers crossed to see how if it really
```

Submit Follow Up Reset

[Follow Ups] [Post Followup] [Mark Latham's Home-Free Weblog -- Life is a trip! (Latest post is at the top. Click 'Refresh' if you post.)] [FAQ]

This assignment was actually turned in by two English students:

Rebecca <last name deleted> and Gary <last name deleted>

English 44A

SMU

Creative Writing

Prof Miller

In-class Assignment for Wednesday

Today we will experiment with a new form called the tandem story. The process is simple. Each person will pair off with the person sitting to his or her immediate right. One of you will then write the first paragraph of a short story. The partner will read the first paragraph and then add another paragraph to the story. The first person will then add a third paragraph, and so on back and forth. Remember to reread what has been written each time in order to keep the story coherent. The story is over when both agree a conclusion has been reached.

At first, Laurie couldn't decide which kind of tea she wanted. The camomile, which used to be her favorite for lazy evenings at home, now reminded her too much of Carl, who once said, in happier times, that he liked camomile. But she felt she must now, at all costs, keep her mind off Carl. His possessiveness was suffocating, and if she thought about him too much her asthma started acting up again. So camomile was out of the question.

Meanwhile, Advance Sergeant Carl Harris, leader of the attack squadron now in orbit over Skylon 4, had more important things to think about than the neuroses of an air-headed asthmatic bimbo named Laurie with whom he had spent one sweaty night over a year ago. "A.S. Harris to Geostation 17," he said into his transgalactic communicator. "Polar orbit established. No sign of resistance so far..." But before he could sign off a bluish particle beam flashed out of nowhere and blasted a hole through his ship's cargo bay. The jolt from the direct hit sent him flying out of his seat and across the cockpit.

He bumped his head and died almost immediately, but not before he felt one last pang of regret for psychically brutalizing the one woman who had ever had feelings for him. Soon afterwards, Earth stopped its pointless hostilities towards the peaceful farmers of Skylon 4. "Congress Passes Law Permanently Abolishing War and Space Travel." Laurie read in her newspaper one morning. The news simultaneously excited her and bored her. She stared out the window, dreaming of her youth -- when the days had passed unhurriedly and carefree, with no newspapers to read, no television to distract her from her sense of innocent wonder at all the beautiful things around her. "Why must one lose one's innocence to become a woman?" she pondered wistfully.

Little did she know, but she has less than 10 seconds to live. Thousands of miles above the city, the

Anu'udrian mothership launched the first of its lithium fusion missiles. The dim-witted wimpy peaceniks who pushed the Unilateral Aerospace Disarmament Treaty through Congress had left Earth a defenseless target for the hostile alien empires who were determined to destroy the human race. Within two hours after the passage of the treaty the Anu'udrian ships were on course for Earth, carrying enough firepower to pulverize the entire planet. With no one to stop them they swiftly initiated their diabolical plan. The lithium fusion missile entered the atmosphere unimpeded. The President, in his top-secret mobile submarine headquarters on the ocean floor off the coast of Guam, felt the inconceivably massive explosion which vaporized Laurie and 85 million other Americans. The President slammed his fist on the conference table. "We can't allow this! I'm going to veto that treaty! Let's blow 'em out of the sky!"

This is absurd. I refuse to continue this mockery of literature. My writing partner is a violent, chauvinistic, semi-literate adolescent.

Yeah? Well, you're a self-centered tedious neurotic whose attempts at writing are the literary equivalent of Valium.

You total $*&.

Stupid %&#$!.

Mark Latham, Ph.D.
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (415) 680-1521
or by email to mlatham@corpmon.com, as I may be traveling.
Voicemail: (415) 680-1521
Web: www.corpmon.com

RECEIVED
2003 JAN 28 AM 9:06
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 23, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareowner Proposal of Mark Latham to USG Corporation**

Ladies and Gentlemen:

I am writing in response to the January 10, 2003 letter (the "USG Letter") submitted to the Commission by Mr. Michael G. Timmers on behalf of USG Corporation ("USG" or the "Company"), which expresses the Company's intention to omit from its proxy statement for the 2003 annual meeting a shareowner proposal (the "Proposal" or my "Proposal") submitted by me. The Proposal (attached) would request the Company's Board of Directors to conduct an annual poll of auditor reputation among Company shareowners.

The USG Letter cites Rules 14a-8(i)(7) ('ordinary business'), 14a-8(i)(5) ('not significantly related to the company's business') and 14a-8(i)(3) ('false and misleading') as bases for its request for relief from enforcement action. Reasons are given below why I believe the Proposal may not be properly omitted under Rule 14a-8.

Rule 14a-8(i)(7) -- 'ordinary business'

The Proposal would remove none of the Board's authority to evaluate and select USG's auditor. The supporting statement specifically confirms that "the Board would continue to select the Company's auditor". The Proposal is a reasonable compromise, to encourage the Company's auditors to give greater weight to shareowner interests, while leaving auditor selection in the hands of the Board.

Rule 14a-8(i)(5) -- 'not significantly related to the company's business'

Auditor effectiveness has a pervasive effect on all USG businesses, by making sure their performance is accurately reported so that problems can become known and rectified promptly. The Proposal would encourage USG's auditor(s) to build their reputation(s) in the eyes of USG's shareowners. This would encourage USG's auditor(s) to serve shareowner interests more closely, so it would affect all USG businesses via its effect on the auditors.

Rule 14a-8(i)(3) – 'false and misleading'

Because it is precatory, my Proposal allows the Company's Board of Directors discretion in implementing it. Thus the Board can determine some appropriate wording for the poll question on auditor reputation, which auditors to include, and the poll's ranking and tabulation methods. As is common practice for such specialized functions as executive recruiting and determining compensation, the board can hire a consultant for guidance on these decisions.

The USG Letter claims that the Proposal is vague and indefinite, comparing it with a proposal to Connecticut Natural Gas Corporation (November 29, 1993) (the "CNGC Proposal"). Although the subject matter is similar, in terms of vagueness these two proposals are as different as night and day. Here is the entire text of the CNGC Proposal:

"I am formally requesting the following proposal be included on the proxy statement:

FROM: Proposal to approve the appointment of Arthur Andersen & Co. as auditors for the fiscal year. . .

TO: Proposal to approve the appointment of one of the following public accounting firms (choice of three) as auditors for the fiscal year.

††††† Option One or

††††† Option Two or

††††† Option Three"

As Connecticut Natural Gas Corporation's counsel pointed out: "The Proposal does not set forth any proposed resolution for adoption by shareholders. It does not contain any supporting statement, nor does it request that any supporting statement be included in the Company's proxy materials. It simply requests that the quoted text be included in the Company's proxy statement distributed in connection with the 1994 Annual Meeting."

By contrast, my Proposal sets forth a proposed resolution for adoption by shareholders, and contains a supporting statement.

Rule 14a-8(i)(3) regarding reference to website

The website referenced in the Proposal contains material relevant to the Proposal, material relevant to other proposals, research on corporate governance, links to other corporate governance websites, and personal material such as jokes and travel photographs, among other things. Certainly, some of this material is not relevant to the Proposal. But what makes the website not misleading is the way all this material is organized, presented and linked.

The Proposal only references the website's home page, www.corpmon.com . An internet user browsing that page will see a table showing my recent proposal submissions.

One line of that table relates to my Proposal to USG. The first link in that line leads to USG's own website (www.usg.com) thus enabling USG management to respond dynamically to the Proposal in any way they see fit.

Material on other proposals is reached by clicking on links clearly labelled as relating to those other proposals. Internet users know that the worldwide web is designed to link information in a very wide-ranging fashion. Following web links will lead to some relevant information, plus inevitably some information irrelevant to one's particular quest. Similarly, it is permissible for a shareowner proposal to reference published books that contain some ideas related to the proposal, as well as other ideas unrelated to the proposal.

For example, to reach the page "Mark Latham's Home-Free Weblog" referred to in the USG Letter, the user must click through two places clearly marked as "personal", i.e. not related to the business of corporate governance. These are the link "Personal home page" on web page www.corpmon.com/CMP.htm, and then a link on www.corpmon.com/MLpersonal.htm below the sentence "Below is my personal web page." Only then do you reach this public message board. There, you can see from my posting dated September 23, 2002 that the message board is no longer in active use. Thus it had accumulated some random internet spam postings, which I have now deleted. Internet users are all too familiar with such spam, and routinely ignore it. Other than deleting spam, I propose to leave the message board and above-mentioned links in place only long enough for the Commission staff to check the statements I have made in this paragraph, if they feel the need. I then propose to delete the message board and links to it one month from now, on or about February 23.

Conclusion

Based on the foregoing, I request that the Commission staff not concur with the views expressed in the USG Letter regarding exclusion of the Proposal from the USG proxy statement. For timely receipt because I may be traveling, please contact me by email or fax with any correspondence regarding this submission. Thank you. For your records however, my postal address is 268 Bush Street #3934, San Francisco, CA 94104, USA. I thank USG representatives Mr. Schaal and Mr. Timmers for corresponding with me by email and fax.

Very truly yours,

Mark Latham

cc: Mr. Michael G. Timmers
Kirkland & Ellis
200 East Randolph Drive
Chicago, IL 60601
Fax: (312) 861-2200

AUDITOR REPUTATION PROPOSAL

WHEREAS auditor selection by boards of directors encourages auditors to give board-friendly audits;

WHEREAS shareowners would be better served by tougher audits;

THEREFORE USG Corporation shareowners request the Board of Directors to conduct an annual poll of auditor reputation, so as to encourage auditors to build their reputations for serving shareowner interests. The poll would be conducted by including in the Company proxy an item asking each shareowner to rank two or more specified auditing firms. The Board would choose which auditors to include in the poll. The tabulated results of the poll would be released to the news media.

The Board would still choose the Company's auditor. The poll would be in addition to the usual proxy item in which shareowners ratify the Board's auditor selection.

Supporting Statement:

Wall Street Journal, January 15, 2002:

> "**The accounting industry is in urgent need of reform.**
> The Enron fiasco is only the latest in a string of episodes involving Big 5 accounting firms in which outside auditors repeatedly blessed questionable financial maneuvers -- until companies' fortunes collapsed under mountains of previously undisclosed debt and phony profits."

The Economist, October 28, 2000:

> "There is plenty of evidence that financial statements often fail to come up to scratch. The number of companies restating their accounts—never in ways that make them appear healthier—has been rising so fast as to have become almost commonplace. Well-known firms whose audited profits shrunk in a restatement include Waste Management, Sunbeam and CUC International, during its merger with Cendant. Investors have lost billions of dollars, and much of their faith in auditors."

This proposal would encourage auditors to build their reputations in the eyes of investors as well as in the eyes of management, creating new pressure for higher standards.

The average investor may seem ill-equipped to assess auditor reputation on her own. But she need not do this on her own. She would benefit from consensus-building discussion by the entire investment community. It is much easier to assess and communicate reputations of auditors than of board members for example, because there are only a handful of auditing firms, versus hundreds of board candidates for a diversified portfolio of stocks over the years.

Even though the Board would continue to select the Company's auditor, a public ranking of auditor reputation among shareowners would push auditors and boards to give greater weight to shareowner concerns. This is not to imply that there are accounting biases at USG Corporation in particular, but no one knows when and where problems may occur.

Further information on this proposal is on the Corporate Monitoring website at www.corpmon.com .

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: USG Corporation
Incoming letter dated January 10, 2003

The proposal requests the board of directors to conduct an annual, shareholder poll of auditor reputation and release the results of the poll to the news media.

There appears to be some basis for your view that USG may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the company's selection of independent auditors). Accordingly, we will not recommend enforcement action to the Commission if USG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which USG relies.

Sincerely,

Alex Shukhman
Attorney-Advisor